FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Dated February 7, 2017

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Aktiebolaget Svensk Exportkredit

Swedish Export Credit Corporation

(Translation of Registrant’s Name into English)

Klarabergsviadukten

61-63

P.O. Box 194

SE-101 23 Stockholm

Sweden

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Incorporation by Reference

The Registrant hereby incorporates all parts of this Report on Form 6-K by reference in Registration Statement no. 333-199784 filed by the Registrant with the Securities and Exchange Commission on Form F-3ASR under the Securities Act of 1933.

This Report comprises the following:

1.  Registrant’s report for the fourth quarter of 2016.

2.  Table of unaudited consolidated capitalization of the Registrant at December 31, 2016 (attached as Exhibit 99.2 hereto).

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 7, 2017

AB Svensk Exportkredit

(Swedish Export Credit Corporation)

By:	/s/ Catrin Fransson

Catrin Fransson, Chief Executive Officer

3

AB Svensk Exportkredit

Swedish Export Credit Corporation

Year-end report 2016

Summary

January-December 2016

•                  Net interest revenues Skr 1,747 million (2015: Skr 1,662 million)

•                  Operating profit Skr 1,002 million (2015: Skr 1,535 million)

•                  Net profit Skr 780 million (2015: Skr 1,187 million)

•                  New lending Skr 54.8 billion (2015: Skr 104.6 billion)

•                  Basic and diluted earnings per share Skr 195 (2015: Skr 297)

•                  After-tax return on equity 4.6 percent (2015: 7.2 percent)

Fourth quarter 2016

•                  Net interest revenues Skr 457 million (4Q15: Skr 428 million)

•                  Operating profit Skr 213 million (4Q15: Skr 342 million)

•                  Net profit Skr 166 million (4Q15: Skr 260 million)

•                  New lending Skr 9.6 billion (4Q15: Skr 21.6 billion)

•                  Basic and diluted earnings per share Skr 42 (4Q15: Skr 65)

•                  After-tax return on equity 3.9 percent (4Q15: 6.2 percent)

Equity and balances

•                  Total capital ratio 25.1 percent (year-end 2015: 24.5 percent)

•                  Total assets Skr 299.4 billion (year-end 2015: Skr 280.4 billion)

•                  Loans, outstanding and undisbursed Skr 263.5 billion (year-end 2015: Skr 268.5 billion)

•                  Proposed ordinary dividend Skr 234 million (year-end 2015: Skr 356 million)

Statement by the CEO

Several new clients during 2016

Despite continued global political uncertainty, SEK’s Export Credit Index (ECI), which was presented in December, indicates optimism among Swedish exporters. The index rose from 54 to 58 between June and December 20161.

SEK’s Export Credit Trends Survey also noted that companies’ access to finance improved between June and December, mainly driven by favorable capital market conditions.

Despite favorable access to other financing solutions, demand for SEK’s financing offering is healthy. Lending during the fourth quarter amounted to approximately Skr 10 billion. In total, SEK’s new lending amounted to Skr 55 billion (2015: Skr 105 billion) to the Swedish export industry and its customers during the year. This year-on-year decrease was mainly due to financing provided in 2015 by SEK for the Brazilian government’s purchase of 36 Gripen aircraft, a transaction that amounted to Skr 41.9 billion in new lending.

During the year, SEK continued its efforts to reach new clients and to broaden its business with existing clients. Solicitation of new clients has been successful and SEK has concluded deals with new clients among large companies and medium-sized companies, the latter being a relatively new customer group. During 2016, SEK worked together with other export promotion agencies with the Swedish government’s initiative Team Sweden. Among other initiatives, we participated in a delegation to India alongside Sweden’s Prime Minister Stefan Löfven and several export promotion agencies. We are also working with other government export promotion agencies to improve our communication with companies, to improve the information on the Swedish export credit system.

During the year, credits were granted to five larger international projects where SEK conducted separate sustainability reviews in line with the OECD guidelines for Environmental and Social Due Diligence as well as the Equator Principles. In 2016, new lending that qualified for classification as green loans, as per SEK’s definition, amounted to Skr 3.3 billion, which exceeded our target of Skr 3 billion. In collaboration with clients and business partners, we have continued to clarify SEK’s commitment to human rights in conjunction with export credits. In 2016, SEK has also charted operations based on the global sustainability targets.

During 2016, our focus was directed to improving our risk management and risk measurement capabilities. These efforts have entailed investments and increased resources in the IT and Risk functions.

Operating profit for 2016 amounted to Skr 1,002 million (2015: Skr 1,535 million). This decline in earnings was mainly due to lower net results of financial transactions related to unrealized changes in market value, which were offset by the fact that net interest revenues rose to Skr 1,747 million (2015: Skr 1,662 million), corresponding to an increase of 5 percent. SEK has a strong capitalization with a total capital ratio of 25.1 percent and healthy liquidity. Currently, SEK exceeds the capital target set by the owner (the Swedish government), but forthcoming regulations will balance the situation. SEK’s Board of Directors proposes that the dividend to the owner should amount to 30 percent of earnings, which is in line with the target. However, the return was below the target for 2016.

We maintain a good capacity to offer financing solutions to the Swedish export industry and thereby contribute to strengthen the continued competitiveness of Swedish exports.

“Solicitation of new clients has been successful and SEK has concluded deals with new clients”

Catrin Fransson, CEO

1The ECI is a diffusion index, meaning that an index score over 50 indicates an improvement.

Operations

Healthy new lending

During 2016 SEK has focused on raising awareness about itself and has seen, for SEK, a significant increase in new customers both in large and medium-sized companies. In the last quarter of the year, SEK’s new lending amounted to Skr 9.6 billion (4Q15: Skr 21.6 billion). For the full-year 2016, SEK posted lending of Skr 54.8 billion (2015: Skr 104.6 billion). The decline compared to the prior year pertains mainly to SEK’s financing of Brazil’s purchase of Saab’s Gripen aircraft in 2015 amounting to Skr 41.9 billion. During the full-year 2016, new lending to Swedish exporters amounted to Skr 18.1 billion (2015: Skr 19.3 billion) and new lending to exporters’ customers amounted to Skr 36.7 billion (2015: Skr 85.3 billion). At the start of the year, export credits, both at a fixed rate (CIRR) and the floating market rate, were mainly requested for exporters’ customers. During the latter part of 2016, increased demand was noted for working capital financing through direct lending to exporters. Export credits are often large transactions, which means that new lending for them often varies between quarters.

In 2016, SEK has focused on broadening its client base and product offerings. SEK has performed strongly in soliciting new clients and the customer base has had, for SEK, a significant increase. These new customers are in both of SEK’s customer groups: large and medium-sized companies. As a part of the cooperation with Team Sweden SEK is now established in Gothenburg together with the Swedish Export Credits Guarantee Board and Almi Företagspartner AB which enables closer contact with companies in the west of Sweden. Work is ongoing at Team Sweden with the other export promotion agencies and the joint effort to improve the competitiveness of Sweden’s export industry continue.

SEK’s markets for new lending 2016

New lending

Skr bn	Jan-Dec 2016	Jan-Dec 2015
Corporate lending[1]	18.1	19.3
End-customer financing[2]	36.7	85.3
Total	54.8	104.6
CIRR loan as percentage of new financial transactions	20%	49%

1                        Of which Skr 0.1 billion (year-end 2015: Skr 0.9 billion) had not been disbursed at period end.

2                        Of which Skr 8.3 billion (year-end 2015: Skr 52.5 billion) had not been disbursed at period end.

Capacity for new lending remains healthy

2016 was a year marked by political turbulence and, consequently, volatile markets. Ahead of major events, such as the Brexit referendum in the UK and the presidential election in the US, SEK secured its liquidity position through good planning in terms of borrowings, which were invested in high-quality assets that have generally suffered no significant impact from the occasionally turbulent markets. During the year, SEK issued three benchmark bonds of USD 1.3, 1.5 and 1.2 billion, which were all well-received by the market. SEK has had favorable access to the international investor base in the public debt market and, in 2016, SEK continued to have a significant presence in the Japanese Uridashi market. Despite an overall decline in this market, SEK has maintained the same borrowing volumes as before. SEK is now the largest foreign issuer in Japan’s Uridashi market, which is due to a long-standing presence and a solid reputation.

SEK continues to maintain high liquidity for new lending and is well-prepared for consequences that political turbulence in the macro environment may have for the Swedish export sector financing possibilities.

SEK’s markets for new borrowing 2016

SEK´s borrowing

Skr bn	Jan-Dec 2016	Jan-Dec 2015
New long-term borrowings	70.4	47.0
Outstanding senior debt	252.9	233.6
Repurchase and redemption of own debt	14.5	41.0

Comments on the consolidated financial accounts

January–December 2016

Operating profit amounted to Skr 1,002 million (2015: Skr 1,535 million). Net profit amounted to Skr 780 million (2015: Skr 1,187 million).

Net interest revenues

Net interest revenues amounted to Skr 1,747 million (2015: Skr 1,662 million).  Borrowing costs decreased compared to last year, at the same time as average margin on interest-bearing assets increased as a result of somewhat higher lending margins. In addition, the average market interest rate slightly increased year-on-year. This was offset by a lower average volume of interest-bearing assets.

Skr bn, average	Jan-Dec 2016	Jan-Dec 2015	Change
Total loans	206.9	211.7	-2%
Liquidity investments	65.5	72.7	-10%
Interest-bearing assets	272.4	284.3	-4%
Interest-bearing liabilaties	245.4	259.9	-6%

Net results of financial transactions

Net results of financial transactions amounted to Skr -110 million (2015: Skr 400 million), which was primarily due to unrealized losses in value attributable to currency swaps and basis spreads. This was offset by a positive impact from repurchases and early redemption of SEK’s own debt. During the previous year, the change in fair value of SEK’s debt, which originated from changes in SEK’s credit spread, made a positive contribution. Unrealized gains on financial instruments at fair value, which are included in hedges, also had a positive impact last year.

Operating expenses

Skr mn	Jan-Dec 2016	Jan-Dec 2015	Change
Personnel expenses	-308	-295	4%
Other administrative expenses	-236	-164	44%
Depreciation and impairment of non-financial assets	-46	-98	-53%
Total operating expenses	-590	-557	6%

The increase in other administrative expenses is explained by intensive development work on methods and processes for market risk measurement. This has led to development of IT systems with increased use of consultants. Furthermore, a larger proportion of this expenditure was expensed compared to previous year. The decrease in depreciation and impairment of non-financial assets was due to a Skr -55 million impairment of intangible assets taken in the previous year. There was no provision taken for the employee incentive scheme in 2016 (2015: Skr - million). However, a Skr 4 million  reversal of earlier provisions for the employee incentive scheme for 2015 was recorded in 2016 (2015: Skr 6 million).

The yield from the  scheme for employees is based on return on equity, and may not exceed two months’ salary. For 2016, the scheme covered all permanent employees with the exception of the CEO, other members of the executive management and employees working in risk and compliance functions.

Net credit losses

Net credit losses amounted to Skr -16 million (2015: Skr 36 million).  The year-on-year change was mainly attributable to the reversal in 2015 of Skr 70 million from the portfolio-based reserve (i.e., the reserve not attributable to a specific counterparty). The portfolio-based reserve amounted to Skr 170 million at year-end 2016 (year-end 2015: Skr 170 million).

Fourth quarter of 2016

Operating profit for the fourth quarter amounted to Skr 213 million (4Q15: Skr 342 million).  Net profit was Skr 166 million (4Q15: Skr 260 million).

Net interest revenues

Net interest revenues for the fourth quarter amounted to Skr 457 million (4Q15: Skr 428 million), an increase of 7 percent. The increase is mainly attributable to an increase in interest-bearing assets, due to appreciation of the USD, and a higher market interest rate during the period. The interest expense was also affected by higher market interest rates.

Skr bn, average	Oct-Dec 2016	Oct-Dec 2015	Change
Total loans	206.9	209.7	-1%
Liquidity investments	74.3	67.5	10%
Interest-bearing assets	281.2	277.2	1%
Interest-bearing liabilaties	259.7	248.1	5%

Net results of financial transactions

Net results of financial transactions for the fourth quarter of 2016 amounted to Skr -60 million (4Q15: Skr 159 million),

mainly due to unrealized losses attributable to currency swaps. During the fourth quarter of 2016, SEK adopted a new valuation method for derivatives. The new valuation method led to a negative impact on operating profit. Net results of financial transactions during the corresponding period in the previous year was mainly due to a positive result from early redemption of SEK’s own debt.

Operating expenses

Skr mn	Oct-Dec 2016	Oct-Dec 2015	Change
Personnel expenses	-85	-84	1%
Other administrative expenses	-61	-62	-2%
Depreciation and impairment of non-financial assets	-12	-66	-82%
Total operating expenses	-158	-212	-25%

The decrease in operating expenses compared to the same period the previous year is attributable to a Skr -55 million impairment of intangible assets taken in the fourth quarter of 2015.

Net credit losses

For the fourth quarter of 2016, net credit losses amounted to Skr -15 million (4Q15: Skr -33 million).

Statement of Financial Position

Total assets and liquidity investments

The increase in total assets was mainly due to increased liquidity investments since the beginning of the year. Liquidity investments have increased to ensure a healthy financial capacity in light of global concerns.

Skr bn	December 31, 2016	December 31, 2015	Change
Total assets	299.4	280.4	7%
Liquidity investments	72.3	58.7	23%
Outstanding loans	208.7	205.1	2%
of which loans in the S-system	50.8	44.1	15%

No significant change has taken place in the composition of SEK’s counterparty exposure, see Note 11. Total exposures amounted to Skr 340.7 billion on December 31, 2016 (year-end 2015: Skr 326.2 billion). This increase mainly is attributable to increased corporate exposures.

Liabilities and equity

As of December 31, 2016, the aggregate volume of available funds and shareholders’ equity exceeded the aggregate volume of loans outstanding and loans committed at all maturities. Accordingly, SEK considers all of its outstanding commitments to be covered through maturity.

In 2016, SEK had a credit facility in place with the Swedish National Debt Office of up to Skr 125 billion. To date, SEK has not utilized the credit facility. The credit facility can only be utilized for loans covered by the officially supported export credits system (CIRR). In December 2016, the Swedish Parliament confirmed that the credit facility will continue to be available in 2017 in an amount up to Skr 125 billion.

Capital adequacy

SEK has a strong capitalization, with a total capital ratio of 25.1 percent and healthy liquidity.

Percent	December 31, 2016	December 31, 2015
Common Equity Tier 1 capital ratio	22.1	21.6
Tier 1 capital ratio	22.1	21.6
Total capital ratio	25.1	24.5
Leverage ratio	5.3	5.4
LCR according to the Swedish FSA	383	573
LCR according to the EU Commision’s delegated act	215
Net stable funding ratio (NSFR)	131.5	99.4

Dividend

The Board of Directors has resolved to propose at the Annual General Meeting, the payment of a dividend of Skr 234 million (2015: Skr 356 million).

Rating

	Skr	Foreign currency
Moody’s	Aa1/Stable	Aa1/Stable
Standard & Poor’s	AA+/Stable	AA+/Stable

Risk factors and the macro environment

Various risks arise as part of SEK’s operations. Our primary exposure is to credit risk, but we are also exposed to market, liquidity, refinancing, operational and sustainability risks. For a more detailed description of SEK’s risk factors, refer to the Risk and Capital Management section in SEK’s 2015 Annual Report.

Global growth remains muted and the risk of new setbacks persists despite the recent strengthening of global growth. Relatively low interest rates entail a risk that the functionality of the bond market may decline with lower turnover and less liquidity, even though the general upturn in interest rates over the last few months has slightly mitigated this risk. Furthermore, low interest rates translate into greater risk of increased debt levels, rising asset prices and heightened financial risk taking. The presidential election in the US, Brexit and the forthcoming elections in Europe have increased political risk and could lead to increased volatility in the capital markets. Interest-rate margins, profitability, risk assumption, asset quality and capitalization could be adversely affected by these aforementioned factors, which risks the prospect of a less robust financial system. The annualized rate of Swedish GDP growth was 2.8 percent for the third quarter and the unemployment rate was 6.8 percent (November 2016). The consumer price index rose 1.7 percent on an annualized basis (December 2016) and the repo rate remained unchanged at negative 0.5 percent. According to Statistics Sweden (SCB), in the third quarter, Swedish exports grew 1.3 percent compared to the prior quarter. Exports of goods rose 0.9 percent and exports of services increased 2.2 percent.

Financial targets

Profitability target	A return on equity of at least 6%.

Dividend policy	Payment of an ordinary dividend of 30% of the profit for the year.

Capital target

Under normal conditions, SEK’s total capital ratio is to exceed the Swedish FSA’s total capital adequacy requirement by 1 to 3 percentage points. Currently this means a Total capital ratio between 18-20%.

Key performance indicators Unaudited (except for Jan-Dec 2015)

Skr mn (if not otherwise indicated)	Oct-Dec 2016	Jul-Sep 2016	Oct-Dec 2015	Jan-Dec 2016	Jan-Dec 2015
New lending	9,624	8,853	21,624	54,856	104,583
of which corporate financing	4,175	1,243	5,719	18,107	19,254
of which end customer financing	5,449	7,610	15,905	36,749	85,329
CIRR-loans as a percentage of new lending	0%	0%	37%	20%	49%
Loans, outstanding and undisbursed	263,483	267,723	268,535	263,483	268,535

New long-term borrowings	8,905	23,466	7,104	70,388	47,025
Outstanding senior debt	252,948	261,960	233,556	252,948	233,556

After-tax return on equity	3.9%	6.0%	3.3%	4.6%	7.2%
Proposed ordinary dividend				234	356

Common Equity Tier 1 capital ratio	22.1%	20.8%	21.6%	22.1%	21.6%
Tier 1 capital ratio	22.1%	20.8%	21.6%	22.1%	21.6%
Total capital ratio	25.1%	23.5%	24.5%	25.1%	24.5%
Leverage ratio	5.3%	5.1%	5.4%	5.3%	5.4%
Liquidity coverage ratio (LCR) according to the Swedish FSA	383%	653%	573%	383%	573%
Liquidity coverage ratio (LCR) according to the EU Commision’s delegated act	215%	—	—	215%	—
Net stable funding ratio (NSFR)	131.5%	112.8%	99.4%	131.5%	99.4%

See definitions on page 29.

SEK has in connection with ESMA’s Guidelines on alternative performance measures, which came into force on July 3, 2016, reviewed the performance measures presented under Key performance indicators. The performance measures Operating profit excl. net results of financial transactions, After-tax return on equity excl. net results of financial transactions, and Internally assessed economic capital excl. buffer as percentage of Own funds are not presented as they are no longer considered to be relevant. In addition, the performance measure Volume of outstanding offers of lending, is now defined as outstanding Binding offers, see Note 9.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME UNAUDITED (EXCEPT FOR JAN-DEC 2015)

Skr mn	Note	Oct-Dec 2016	Jul-Sep 2016	Oct-Dec 2015	Jan-Dec 2016	Jan-Dec 2015
Interest revenues		887	820	680	3,188	2,835
Interest expenses		-430	-360	-252	-1,441	-1,173
Net interest revenues		457	460	428	1,747	1,662
Net fee and commission expense		-11	-4	0	-29	-6
Net results of financial transactions	2	-60	-3	159	-110	400
Total operating income		386	453	587	1,608	2,056
Personnel expenses		-85	-66	-84	-308	-295
Other administrative expenses		-61	-50	-62	-236	-164
Depreciation and impairment of non-financial assets		-12	-11	-66	-46	-98
Total operating expenses		-158	-127	-212	-590	-557
Operating profit before net credit losses		228	326	375	1,018	1,499
Net credit losses	3	-15	2	-33	-16	36
Operating profit		213	328	342	1,002	1,535
Tax expenses		-47	-74	-82	-222	-348
Net profit[1]		166	254	260	780	1,187

Other comprehensive income related to:
Items to be reclassified to profit or loss
Available-for-sale securities		6	27	14	46	-8
Derivatives in cash flow hedges		-38	-41	-50	-169	-217
Tax on items to be reclassified to profit or loss		7	3	7	27	49
Net items to be reclassified to profit or loss		-25	-11	-29	-96	-176
Items not to be reclassified to profit or loss
Revaluation of defined benefit plans		9	-11	23	-26	49
Tax on items not to be reclassified to profit or loss		-2	3	-5	6	-11
Net items not to be reclassified to profit or loss		7	-8	18	-20	38

Total other comprehensive income		-18	-19	-11	-116	-138

Total comprehensive income[1]		148	235	249	664	1,049

1      The entire profit is attributable to the shareholder of the Parent Company (as defined below).

Skr
Basic and diluted earnings per share[2]	42	64	65	195	297

2          Net profit divided by average number of shares, which amounts to 3,990,000 for each period.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION UNAUDITED (EXCEPT FOR JAN-DEC 2015)

Skr mn	Note	December 31, 2016	December 31, 2015
Assets
Cash and cash equivalents	4, 5, 6	7,054	2,258
Treasuries/government bonds	4, 5, 6	3,687	2,006
Other interest-bearing securities except loans	3, 4, 5, 6	49,901	40,831
Loans in the form of interest-bearing securities	4, 5, 6	46,222	48,107
Loans to credit institutions	3, 4, 5, 6	26,190	29,776
Loans to the public	3, 4, 5, 6	147,909	140,806
Derivatives	5, 6, 7	12,005	12,672
Property, plant, equipment and intangible assets		123	129
Other assets		4,167	1,854
Prepaid expenses and accrued revenues		2,184	1,972
Total assets		299,442	280,411

Liabilities and equity
Borrowing from credit institutions	5, 6	3,756	5,283
Borrowing from the public	5, 6	0	61
Senior securities issued	5, 6	249,192	228,212
Derivatives	5, 6, 7	22,072	23,631
Other liabilities		2,374	1,637
Accrued expenses and prepaid revenues		2,036	1,912
Deferred tax liabilities		559	720
Provisions		51	39
Subordinated securities issued	5, 6	2,266	2,088
Total liabilities		282,306	263,583

Share capital		3,990	3,990
Reserves		130	246
Retained earnings		13,016	12,592
Total equity		17,136	16,828

Total liabilities and equity		299,442	280,411

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY IN SUMMARY UNAUDITED (EXCEPT FOR JAN-DEC 2015)

			Reserves
Skr mn	Equity	Share capital	Hedge reserve	Fair value reserve	Defined benefit plans	Retained earnings
Opening balance of equity January 1, 2015	16,157	3,990	398	5	-19	11,783
Net profit Jan-Dec, 2015	1,187					1,187
Other comprehensive income Jan-Dec, 2015 related to:
Items to be reclassified to profit or loss
Available-for-sale securities	-8			-8
Derivatives in cash flow hedges	-217		-217
Tax on items to be reclassified to profit or loss	49		47	2
Items not to be reclassified to profit or loss
Revaluation of defined benefit plans	49				49
Tax on items not to be reclassified to profit or loss	-11				-11
Total other comprehensive income Jan-Dec, 2015	-138		-170	-6	38
Total comprehensive income Jan-Dec, 2015	1,049		-170	-6	38	1,187
Dividend	-378					-378
Closing balance of equity 2015[1]	16,828	3,990	228	-1	19	12,592
Net profit Jan-Dec, 2016	780					780
Other comprehensive income Jan-Dec, 2016 related to:
Items to be reclassified to profit or loss
Available-for-sale securities	46			46
Derivatives in cash flow hedges	-169		-169
Tax on items to be reclassified to profit or loss	27		37	-10
Items not to be reclassified to profit or loss
Revaluation of defined benefit plans	-26				-26
Tax on items not to be reclassified to profit or loss	6				6
Total other comprehensive income Jan-Dec, 2016	-116		-132	36	-20
Total comprehensive income Jan-Dec, 2016	664		-132	36	-20	780
Dividend	-356					-356
Closing balance of equity 2016[1]	17,136	3,990	96	35	-1	13,016

1          The entire equity is attributable to the shareholder of the Parent Company (as defined below).

STATEMENT OF CASH FLOWS IN THE CONSOLIDATED GROUP UNAUDITED (EXCEPT FOR JAN-DEC 2015)

Skr mn	Jan–Dec 2016	Jan-Dec 2015
Operating activities
Operating profit[1]	1,002	1,535
Adjustments to convert operating profit to cash flow:
Provision for credit losses - net	16	-36
Depreciation and impairment of non-financial assets	46	98
Exchange-rate differences	0	22
Unrealized changes in fair value	195	-396
Other	30	18
Income tax paid	-276	-580
Total adjustments to convert operating profit to cash flow	11	-874
Loan disbursements	-61,350	-56,404
Repayments of loans	72,214	70,777
Net change in bonds and securities held	-9,041	28,448
Derivatives relating to loans	652	469
Other changes — net	-54	469
Cash flow from operating activities	3,434	44,420
Investing activities
Capital expenditures	-39	-66
Cash flow from investing activities	-39	-66
Financing activities
Short-term senior debt	17,904	16,312
Long-term senior debt	70,085	53,043
Repayments of debt	-70,829	-74,546
Repurchase and early redemption of own long-term debt	-14,523	-41,006
Derivatives relating to debts	-834	-2,540
Dividend paid	-356	-378
Cash flow from financing activities	1,447	-49,115
Net cash flow for the year	4,842	-4,761
Exchange-rate differences on cash and cash equivalents	-46	-80
Cash and cash equivalents at beginning of the period	2,258	7,099
Cash and cash equivalents at end of the period[2]	7,054	2,258
of which cash at banks	916	294
of which cash equivalents	6,138	1,964

[1] Interest payments received and expenses paid
Interest payments received	2,975	2,990
Interest expenses paid	1,229	1,273

2                        Cash and cash equivalents include, in this context, cash at banks that can be immediately converted into cash and short-term deposits for which the time to maturity does not exceed three months from trade date. See Note 4.

NOTES

Note 1. Applied accounting principles and impacts from changes in accounting principles

Note 2. Net results of financial transactions

Note 3. Impairment and past-due receivables

Note 4. Loans and liquidity investments

Note 5. Classification of financial assets and liabilities

Note 6. Financial assets and liabilities at fair value

Note 7. Derivatives

Note 8. S-system

Note 9. Pledged assets and contingent liabilities

Note 10. Capital adequacy

Note 11. Exposures

Note 12. Transactions with related parties

Note 13. Events after the reporting period

All amounts are in Skr million, unless otherwise indicated. All figures concern the Consolidated Group, unless otherwise indicated.

Note 1. Applied accounting principles and impacts from changes in accounting principles

This condensed Year-end Report is presented in accordance with IAS 34, Interim Financial Reporting. The Group’s consolidated accounts have been prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) together with the interpretations from IFRS Interpretations Committee (IFRS IC). The IFRS standards applied by SEK are all endorsed by the European Union (EU). The accounting also follows the additional standards imposed by the Annual Accounts Act for Credit Institutions and Securities Companies (1995:1559) and the regulation and general guidelines issued by the Swedish Financial Supervisory Authority, “Annual Reports in Credit Institutions and Securities Companies” (FFFS 2008:25). In addition to this, the supplementary accounting rules for groups (RFR 1) issued by the Swedish Financial Reporting Board have been applied. SEK also follows the state’s general guidelines regarding external reporting in accordance with its corporate governance policy and guidelines for state-owned companies.

The Consolidated Group’s and the Parent Company’s accounting policies, methods of computation and presentation are, in all material aspects, the same as those used for the 2015 annual financial statements, except for changes related to amendment in ÅRKL. Due to amendments in ÅRKL and FFFS 2008:25, memorandum items are now presented in Note 9 Pledged assets and contingent liabilities. Revaluations of defined benefit plans in the consolidated accounts are now presented in a separate reserve in total equity; reserve for defined benefit plans, instead of retained earnings. The change was applied retroactively from the adoption of IAS19R. For financial guarantees documented as derivative agreements, a voluntary change in accounting policy has been made during the fourth quarter of 2016. They are now accounted for as derivatives in line with current accounting practice and measured at fair value compared to earlier as guarantees at amortized cost. The effect of the accounting policy change is not material for current or prior period.

A new restricted reserve was established in the Parent Company in accordance with ÅRKL, Capitalized development costs reserve, for costs of development accounted for as intangible assets. Other changes in accounting standards have not had any material impact on accounting during the year. The Condensed Year-End Report does not include all the disclosures required in the annual financial statements, and should be read in conjunction with the Company’s annual financial statements as of December 31, 2015.

Future changes to IFRS

IFRS 9 Financial instruments covering classification and measurement, impairment and general hedge accounting was adopted by IASB in 2014. The adoption of IFRS 9 becomes mandatorily effective beginning January 1, 2018, with early adoption permitted. In 2015, SEK set up a project with members from Risk, Credit, Lending, Finance, Accounting and IT to prepare for IFRS 9 implementation. The project has entered the implementation phase, with a parallel run planned for the second half of 2017, and adoption in 2018. From a classification and measurement perspective SEK anticipates a limited impact on SEK’s lending portfolio, as most of it will be measured at amortized cost under IFRS 9. Financial assets and liabilities at fair value through profit or loss are expected to continue to be measured at fair value through profit or loss. The majority of debt securities classified as available for sale under IAS 39 are expected to be measured at amortized cost or fair value through other comprehensive income. Some securities, however, will be classified at fair value through profit or loss, either because of their contractual cash flow characteristics or the business model within which they are held. For financial liabilities the gains or losses arising from SEK’s own credit risk relating to liabilities designated as fair value through profit or loss will be presented in other comprehensive income, which probably will decrease the profit or loss volatility. The new general rules on hedge accounting give the opportunity to improve and simplify hedge accounting, and the changes will primarily have an effect on the administrative process for hedge accounting. SEK plans for an adoption of IFRS 9 hedge accounting from January 1, 2018. IFRS 9 will also fundamentally change the loan loss impairment methodology, by replacing IAS 39’s incurred loss approach with a forward-looking expected loss approach, which is expected to be the greatest impact from IFRS 9. IFRS 9 requires an allowance for expected losses for all financial assets measured at amortized cost or fair value through other comprehensive income, together with loan commitments and financial guarantee contracts. This is a change from IAS 39 where the allowance for incurred but not yet identified impairment does not include off-balance sheet items or financial assets classified as available for sale. The allowance is based on the expected credit losses associated with the probability of default in the next twelve months unless there has been a significant increase in credit risk since origination, in which case, the allowance is based on the probability of default over the life of the asset.

SEK is in the process of evaluating the effects from IFRS 9, and in line with the parameters established in accordance with IFRS 9, the simulated expected loss amount will be closer to the expected loss amount in accordance to IFRS 9. For now, no conclusions have been reached as to any effects on SEK’s financial statements, capital adequacy or large exposures. The magnitude of the effect on capital adequacy, will depend, among other things, on whether the capital rules are amended to reflect IFRS 9.

The IASB has also adopted IFRS 15 Revenue from Contracts with Customers, which is applicable from January 1, 2018. IFRS 15 is not applicable for financial instruments or leasing agreements.  IFRS 15 is not expected to have any material effects on SEK’s financial statements, capital adequacy or large exposures.

There are no other IFRS or IFRS IC interpretations that are not yet applicable that are expected to have a material impact on SEK’s financial statements, capital adequacy or large exposures.

Note 2. Net results of financial transactions

Skr mn	Oct-Dec 2016		Jul-Sep 2016	Oct-Dec 2015	Jan-Dec 2016		Jan-Dec 2015
Net results of financial transactions related to:
Derecognition of financial instruments not measured at fair value through profit or loss	1		0	71	4		-42
Financial assets or liabilities at fair value through profit or loss	-67	[1]	-13	-58	-80	[1]	202
Financial instruments under fair-value hedge accounting	7		9	146	-32		246
Currency exchange effects on all assets and liabilities excl. currency exchange effects related to revaluation at fair value	-1		1	0	-2		-6
Total net results of financial transactions	-60		-3	159	-110		400

1                   During the fourth quarter of 2016, SEK adopted a new valuation method for derivatives. The new valuation method led to a negative impact on operating profit.

SEK’s general business model is to hold financial instruments measured at fair value to maturity. The net fair value changes that occur, mainly related to changes in credit spreads on SEK’s own debt and basis-spreads, and recognized in net results of financial transactions, which could be significant in a single reporting period, will not affect earnings over time since the lifetime cumulative changes in the instrument’s market value will net to zero if it is held to maturity and is a performing instrument. When financial instruments are not held to maturity, realized gains and losses can occur, as in the cases when SEK repurchases its own debt, or if lending is repaid early and the related hedging instruments are terminated prematurely.

These effects are presented under “Derecognicition of financial instruments not measured at fair value through profit or loss”, “Financial assets or liabilities at fair value through profit or loss” and “Financial instruments under fair-value hedge accounting”.

Note 3. Impairment and past-due receivables

Skr mn	Oct-Dec 2016	Jul-Sep 2016	Oct-Dec 2015	Jan-Dec 2016	Jan-Dec 2015
Credit losses	-18	1	-33	-23	-33
Reversal of previous write-downs	3	1	—	7	279	[1]
Net impairment and reversals	-15	2	-33	-16	246
Established losses	—	—	—	—	-211	[1]
Recovered credit losses	0	0	—	0	1
Net credit losses	-15	2	-33	-16	36

Reserve of impairment of financial assets
Opening balance	-238	-239	-203	-236	-464
Reserves used to cover write-downs	—	—	—	—	-9
Net impairment and reversals	-15	2	-33	-16	246
Currency effects	-1	-1	—	-2	-9
Closing balance	-254	-238	-236	-254	-236

1                   An asset in the form of a collateralized debt obligation was sold during the second quarter of 2015 and the corresponding reserve of Skr 206 million was released. The recorded loss amounted to Skr 211 million.

Past-due receivables

Receivables past due have been recorded at the amounts expected to actually be received at settlement.

Skr mn	December 31, 2016	December 31, 2015
Past-due receivables[1]
Aggregate amount of principal and interest less than, or equal to, 90 days past-due	55	387
Aggregate amount of principal and interest more than 90 days past-due[2]	44	358
Principal amount not past-due on such receivables	3,778	4,923
Total Past-due receivables	3,877	5,668

1                   A restructuring and refinancing of a larger, previous past-due, unpaid loan was effected during 2016. SEK considers the loan to be fully paid and it has been refinanced with a new loan at terms and conditions which mainly correspond to the terms and conditions of the old loan. The new loan is fully covered by adequate guarantees and therefore no loan loss has been recorded.

As of December 31, 2016, SEK has one large unpaid amount, which represents the main part of total loans outstanding. The unpaid amount relates to the fourth quarter of 2015 and, is to a large extent, covered by adequate guarantees which is why expected future credit loss is limited in relation to the amount included in Past-Due Receivables above. The credit loss reserve for the second unpaid loan is Skr 40 million (year-end 2015: Skr 33 million).

2                   Of the aggregate amount of principal and interest past due, Skr 38 million (year-end 2015: Skr 97 million) was due for payment more than three but less than, or equal to, six months before the end of the reporting period, Skr 4 million (year-end 2015: Skr 64 million) was due for payment more than six but less than, or equal to, nine months before the end of the reporting period, and Skr 2 million (year-end 2015: Skr 197 million) was due for payment more than nine months before the end of the reporting period.

Note 4. Loans and liquidity investments

Skr mn	December 31, 2016	December 31, 2015
Loans:
Loans in the form of interest-bearing securities	46,222	48,107
Loans to credit institutions	26,190	29,776
Loans to the public	147,909	140,806
Less:
Cash collateral under the security agreements for derivative contracts[1]	-11,621	-13,592
Deposits with time to maturity exceeding three months	—	—
Total loans	208,700	205,097

Liquidity investments:
Cash and cash equivalents	7,054	2,258
Cash collateral under the security agreements for derivative contracts	11,621	13,592
Deposits with time to maturity exceeding three months	—	—
Treasuries/government bonds	3,687	2,006
Other interest-bearing securities except loans	49,901	40,831
Total liquidity investments	72,263	58,687

Total interest-bearing assets	280,963	263,784

1                   Included in Loans to credit institutions.

Note 5. Classification of financial assets and liabilities

Financial assets by accounting category

	Financial assets at fair value through profit or loss
Skr mn	Held-for- trading	Designated upon initial recognition (FVO)	Derivatives used for hedge accounting	Available- for-sale	Loans and receivables	Total
Cash and cash equivalents	—	—	—	—	7,054	7,054
Treasuries/government bonds	—	—	—	3,687	—	3,687
Other interest-bearing securities except loans	—	1,481	—	48,420	—	49,901
Loans in the form of interest-bearing securities	—	269	—	—	45,953	46,222
Loans to credit institutions	—	—	—	—	26,190	26,190
Loans to the public	—	—	—	—	147,909	147,909
Derivatives	6,371	—	5,634	—		12,005
Total financial assets, December 31, 2016	6,371	1,750	5,634	52,107	227,106	292,968

Total financial assets, December 31, 2015	6,213	2,296	6,459	40,067	221,421	276,456

Financial liabilities by accounting category

	Financial liabilities at fair value through profit or loss
Skr mn	Held-for- trading	Designated upon initial recognition (FVO)	Derivatives used for hedge accounting	Other financial liabilities	Total
Borrowing from credit institutions	—	—	—	3,756	3,756
Borrowing from the public	—	—	—	0	0
Senior securities issued	—	71,079	—	178,113	249,192
Derivatives	15,770	—	6,302	—	22,072
Subordinated securities issued	—	—	—	2,266	2,266
Total financial liabilities, December 31, 2016	15,770	71,079	6,302	184,135	277,286

Total financial liabilities, December 31, 2015	17,628	58,926	6,003	176,718	259,275

Fair value related to credit risk

	Fair value originating from credit risk (- liabilities increase/ + liabilities decrease)		The period’s change in fair value originating from credit risk (+ income/ - loss)
Skr mn	December 31, 2016	December 31, 2015	Jan-Dec 2016	Jan-Dec 2015
CVA/DVA, net[1]	-14	-23	9	-4
OCA[2]	-383	-384	1	87

1                   CVA (Credit value adjustment) and DVA (Debt value adjustment) reflects how the counterparties´ credit risk as well as SEK´s own credit rating  affects the fair value of derivatives.

2                   OCA (Own credit adjustment) reflects how the changes in SEK´s credit rating affects the fair value of financial liabilities  measured at fair value through profit and loss.

Note 6. Financial assets and liabilities at fair value

	December 31, 2016
Skr mn	Book value	Fair value	Surplus value (+)/ Deficit value (-)
Cash and cash equivalents	7,054	7,054	—
Treasuries/governments bonds	3,687	3,687	—
Other interest-bearing securities except loans	49,901	49,911	10
Loans in the form of interest-bearing securities	46,222	47,210	988
Loans to credit institutions	26,190	26,240	50
Loans to the public	147,909	150,338	2,429	[1]
Derivatives	12,005	12,005	—
Total financial assets	292,968	296,445	3,477

Borrowing from credit institutions	3,756	3,756	0
Borrowing from the public	0	0	0
Senior securities issued	249,192	250,151	959
Derivatives	22,072	22,072	—
Subordinated securities issued	2,266	2,265	-1
Total financial liabilities	277,286	278,244	958

	December 31, 2015
Skr mn	Book value	Fair value	Surplus value (+)/ Deficit value (-)
Cash and cash equivalents	2,258	2,258	—
Treasuries/governments bonds	2,006	2,006	—
Other interest-bearing securities except loans	40,831	40,874	43
Loans in the form of interest-bearing securities	48,107	48,982	875
Loans to credit institutions	29,776	29,771	-5
Loans to the public	140,806	142,619	1,813	[1]
Derivatives	12,672	12,672	—
Total financial assets	276,456	279,182	2,726

Borrowing from credit institutions	5,283	5,267	-16
Borrowing from the public	61	61	—
Senior securities issued	228,212	229,128	916
Derivatives	23,631	23,631	—
Subordinated securities issued	2,088	2,077	-11
Total financial liabilities	259,275	260,164	889

1                   Skr 1,721 million of the surplus value  (year-end 2015: Skr 1,452 million) is mainly related to CIRR loans (as defined below) within the S-system (as defined below). See note 8 for more information regarding the S-system.

The best evidence of fair value is quoted prices in an active market. The majority of SEK’s financial instruments are not publicly traded, and quoted market values are not readily available. Fair value measurements are categorized using a fair value hierarchy. The financial instruments carried at fair value have been categorized under the three levels of the IFRS fair value hierarchy that reflect the significance of inputs. The categorization of these instruments is based on the lowest level of input that is significant to the fair value measurement in its entirety.

SEK uses the following hierarchy for determining and disclosing the fair value of financial instruments based on valuation techniques:

Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities;

Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly; and

Level 3: techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.

SEK recognizes transfers between levels of the fair value hierarchy at the beginning of the reporting period in which the change has occurred. For all classes of financial instruments (assets and liabilities), fair value is established by using internally established valuation models, externally established valuation models, and quotations furnished by external parties. If the market for a financial instrument is not active, fair value is established by using a valuation technique. The objective of using a valuation technique is to establish what the transaction price would have been at the measurement date in an arm’s length exchange based on normal business terms and conditions. Valuation techniques include using recent arm’s length market transactions between professional, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models. Periodically, the valuation techniques are calibrated and tested for validity using prices from observable current market transactions in the same instruments or based on any available observable market data, or comparable to the counterparts prices.

In calculating fair value, SEK seeks to use observable market quotes (market data), where possible, to best reflect the market’s view on prices. These market quotes are used, directly or indirectly, in quantitative models for the calculation of fair value. Examples of the indirect use of market data are:

•                  the derivation of discount curves from observable market data, which is interpolated to calculate the non-observable data points, and

•                  quantitative models, which are used to calculate the fair value of a financial instrument, where the model is calibrated so that available market data can be used to recreate observable market prices on similar instruments.

In some cases, due to low liquidity in the market, there is no access to observable market data. In these cases, SEK follows market practice by basing its valuations on:

•                  historically observed market data. One example is a valuation depending on the correlation between two exchange rates, where the correlation is determined by time series analysis.

•                  similar observable market data. One example is SEK’s valuation of the volatility of a stock option whose maturity is longer than the longest option for which observable market quotes are available. In such a case, SEK extrapolates a value based on the observable market quotes for shorter maturities.

For observable market data, SEK uses third-party information based on purchased contracts (such as that available from Reuters and Bloomberg). This type of information can be divided into two groups, with the first group consisting of directly observable prices and the second of market data calculated from the observed prices.

Examples from the first group are — for various currencies and maturities — currency rates, stock prices, share index levels, swap prices, future prices, basis spreads and bond prices. The discount curves that SEK uses, which are a cornerstone of valuation at fair value, are constructed from observable market data.

Examples from the second group are the standard forms of quotes, such as call options in the foreign exchange market quoted through volatility which is calculated by “Black-Scholes model”. Further examples from this group are — for various currencies and maturities — currency volatility, swap volatility, cap/floor volatilities, stock volatility, dividend schedules for equity and credit default swap spreads. SEK continuously evaluates the high quality of market data, and in connection with financial reporting, a thorough validation of market data is performed quarterly.

For transactions that cannot be valued based on observable market data, the use of non-observable market data is necessary. Examples of non-observable market data are discount curves created using observable market data that are extrapolated to calculate non-observable interest rates, correlations between different underlying market parameters and volatilities at long maturities. Correlations that are non-observable market data are calculated from time-series of observable market data. When extrapolated market data such as interest rates are used they are calculated by setting the last observable node as a constant for longer maturities. Non-observable market data such as SEK’s own creditworthiness are assessed by SEK’s recent issuances of securities, or if no continuous flow of new transactions exist, spreads against other issuers, in those cases in which observable prices in the secondary market are unavailable.

The valuation models applied by SEK comply with accepted methods for pricing financial instruments. Fair value adjustments applied by SEK reflect additional factors that market participants take into account and that are not captured by the valuation model. SEK’s independent Risk Management Function assesses the level of fair value adjustments to reflect counterparty risk, SEK’s own creditworthiness and other unobservable parameters, where relevant.

All models for the valuation of financial instruments must receive annual approval from the Board’s Finance and Risk Committee. The use of a valuation model demands a validation and thereafter an approval. Validation is conducted by the independent risk function. Analysis of significant non-observable market data, fair value adjustments and significant changes in fair values of level-3-instruments are reviewed on a quarterly basis by plausibility checks. The valuation result is analyzed and approved by persons responsible for valuation and accounting, and discussed with the Audit Committee quarterly in connection with SEK’s interim reports.

Determination of the fair value of certain types of financial instruments

Derivative instruments. Derivative instruments are carried at fair value, and fair value is calculated based upon internally established valuations, external valuation models, quotations furnished by external parties or dealers in such instruments or market quotations. When calculating fair value for derivative instruments, the impact on the fair value of the instrument related to counterparty credit risk is based on publicly quoted prices on credit default swaps of the counterparty, if such prices are available.

Issued debt instruments. When calculating the fair value of issued debt instruments, the effect on the fair value of SEK’s own credit risk is assessed based on internally established models founded on observations from different markets. The models used include both observable and non-observable parameters for valuation.

Issued debt instruments that are hybrid instruments with embedded derivatives. SEK issues debt instruments in many financial markets. A large portion of these are hybrid instruments with embedded derivatives. SEK’s policy is to hedge the risks in these instruments by using derivatives in order to obtain effective economic hedges.  These hybrid debt instruments are classified as financial assets and financial liabilities measured at fair value through profit or loss and therefore the embedded derivatives are not separated. As there are no quoted market prices for these instruments, valuation models are used to calculate fair value. The gross value of these instruments and derivatives which effectively hedge each other requires complex judgments regarding the most appropriate valuation technique, assumptions and estimates. If different valuation models or assumption were used, or if assumptions changed, this could produce different valuation results. Excluding the impact on valuation of credit spreads on SEK’s own debt and basis spreads (which can be considerable), such changes in fair value would generally offset each other.

Financial assets in fair value hierarchy

	Financial assets at fair value through profit or loss				Available-for-sale
Skr mn	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	—	—	—	—	—	—	—	—
Treasuries/governments bonds	—	—	—	—	3,687	—	—	3,687
Other interest-bearing securities except loans	1,099	125	257	1,481	956	47,464	—	48,420
Loans in the form of interest-bearing securities	269	—	—	269	—	—	—	—
Loans to credit institutions	—	—	—	—	—	—	—	—
Loans to the public	—	—	—	—	—	—	—	—
Derivatives	—	9,743	2,262	12,005	—	—	—	—
Total, December 31, 2016	1,368	9,868	2,519	13,755	4,643	47,464	—	52,107

Total, December 31, 2015	1,475	11,344	2,149	14,968	3,250	36,817	—	40,067

Financial liabilities in fair value hierarchy

	Financial liabilities at fair value through profit or loss
Skr mn	Level 1	Level 2	Level 3	Total
Borrowing from credit institutions	—	—	—	—
Borrowing from the public	—	—	—	—
Senior securities issued	—	23,192	47,887	71,079
Derivatives	1	17,405	4,666	22,072
Subordinated securities issued	—	—	—	—
Total, December 31, 2016	1	40,597	52,553	93,151

Total, December 31, 2015	23	39,386	43,148	82,557

There were no transfers made between levels during 2016 (year-end 2015: Skr 236 million).

Financial assets and liabilities at fair value in Level 3, December 31, 2016

Skr mn	January 1, 2016	Purchases	Settlements & sales	Transfers to Level 3	Transfers from Level 3	Gains (+) and losses (-) through profit or loss[1]	Currency exchange- rate effects	December 31, 2016
Other interest-bearing securities except loans	261	—	—	—	—	-4	0	257
Senior securities issued	-38,709	-15,279	10,176	—	—	-651	-3,424	-47,887
Derivatives, net	-2,551	-1,259	-263	—	—	722	947	-2,404
Net assets and liabilities, 2016	-40,999	-16,538	9,913	—	—	67	-2,477	-50,034

Financial assets and liabilities at fair value in Level 3, December 31, 2015

Skr mn	January 1, 2015	Purchases	Settlements & sales	Transfers to Level 3	Transfers from Level 3	Gains (+) and losses (-) through profit or loss[1]	Currency exchange- rate effects	September 30, 2015
Other interest-bearing securities except loans	266	261	-260	—	—	-5	-1	261
Senior securities issued	-54,756	-11,970	30,443	-214	—	1,352	-3,564	-38,709
Derivatives, net	348	-986	-979	22	—	-2,304	1,348	-2,551
Net assets and liabilities, 2015	-54,142	-12,695	29,204	-192	—	-957	-2,217	-40,999

1                   Gains and losses through profit or loss, including the impact of exchange rates, is reported as interest net revenue and results of financial transactions. The unrealized fair value changes for assets and liabilities, including the impact of exchange rates, held as of December 31, 2016 amount to Skr 12 million profit (year-end 2015: Skr 132 million profit) and are reported as net results of financial transactions.

Uncertainty of valuation of Level 3 instruments

As the estimation of the parameters included in the models to calculate the market value of Level 3-instruments is associated with subjectivity and uncertainty, SEK has, in accordance with IFRS 13, conducted an analysis of the difference in fair value of Level 3-instruments using other established parameter values. Option models and discounted cash flows are used to value the Level 3-instruments. For Level 3-instruments with a longer duration where extrapolated discount curves are used, a sensitivity analysis has been conducted with regards to the interest. The revaluation of the portfolio is made using an interest rate shift of +/– 10 basis points. For the Level 3-instruments that are significantly affected by different types of correlations, which are not based on observable market data, a revaluation has been made by shifting the correlations. The basis for this sensitivity analysis is therefore the revaluation of the relevant part of the portfolio, where the correlations have been adjusted by +/– 10 percentage points. After the revaluation is performed, the max/min value for each transaction is identified. For Level 3-instruments that are significantly affected by non-observable market data, such as SEK’s own creditworthiness, a revaluation has been made by shifting the credit curve. The revaluation is made by shifting the credit spreads by +/- 10 basis points, which has been assessed as a reasonable change of SEK’s credit spread. The analysis shows the impact of the non-observable market data on the market value. In addition, the market value will be affected by observable market data.

The result of the analysis corresponds with SEK’s business model where issued securities are linked with a matched hedging derivative. This means that an increase or decrease in fair value of the issued security, excluding SEK’s own credit spread, is offset by an equally large increase or decrease of fair value in the derivative because the underlying market data in the security is also used to evaluate the derivative.

Sensitivity analysis — level 3 assets and liabilities

Assets Skr mn	Fair Value	Unobservable input	Range of estimates for unobservable input[1]	Valuation method	Sensitivity max	Sensitivity min

Interest rate	257	Credit spreads	10BP - (10BP)	Discounted cash flow	0	0
Sum other interest-bearing securities except loans	257				0	0

Equity	-1,270	Correlation	0.74 - (0.01)	Option Model	-3	2

Interest rate	1,017	Correlation	0.09 - (0.12)	Option Model	-220	208

FX	-1,989	Correlation	0.83 - (0.76)	Option Model	-47	48

Other	-162	Correlation	0.55 - (0.04)	Option Model	0	0

Sum derivatives, net	-2,404				-270	258

Equity	-21,515	Correlation	0.74 - (0.01)	Option Model	-3	1
		Credit spreads	10BP - (10BP)	Discounted cash flow	24	-24
Interest rate	-26,224	Correlation	0.09 - (0.12)	Option Model	0	0
		Credit spreads	10BP - (10BP)	Discounted cash flow	125	-125
FX	-4	Correlation	0.83 - (0.76)	Option Model	-51	52
		Credit spreads	10BP - (10BP)	Discounted cash flow	94	-94
Other	-144	Correlation	0.55 - (0.04)	Option Model	0	0
		Credit spreads	10BP - (10BP)	Discounted cash flow	2	-2
Sum senior securities issued	-47,887				191	-192

Total effect on profit or loss[2]					-79	66

Other interest-bearing securities except loans, December 31, 2015	261				0	0
Derivatives, net, December 31, 2015	-2,551				-134	134
Senior securities issued, December 31, 2015	-38,709				359	-356
Total effect on profit or loss, December 31, 2015					225	-222

1                      Represents the range of correlations that SEK has determined market participants would use when pricing the instruments. The structures are represented both in the security and the derivative hedging the bond. The sensitivity analysis is based on a shift in the interval for correlation between 0.1 and —0.1. The correlation is expressed as a value between 1 and —1, where 0 indicates no relationship, 1 indicates maximum positive relationship and -1 indicates maximum negative relationship. The maximum correlation in the range of unobservable inputs can thus be from 1 to —1. The table presents the scenario analysis of the effect on Level 3-instruments, with maximum positive and negative changes.

2                      Of the total impact on profit or loss, the sensitivity effect of SEK’s own credit spread was Skr 244 million (year-end 2015: Skr 224 million) under a maximum scenario and Skr -244 million (year-end 2015: Skr -224 million) under a minimum scenario.

Note 7. Derivatives

Derivatives by categories

	December 31, 2016			December 31, 2015
Skr mn	Assets Fair value	Liabilities Fair value	Nominal amounts	Assets Fair value	Liabilities Fair value	Nominal amounts
Interest rate-related contracts	4,309	9,909	244,854	5,582	8,225	221,515
Currency-related contracts	7,115	10,302	137,656	6,548	13,745	116,290
Equity-related contracts	581	1,683	24,829	542	1,497	16,089
Contracts related to commodities, credit risk, etc.	—	178	2,662	—	164	1,978
Total derivatives	12,005	22,072	410,001	12,672	23,631	355,872

In accordance with SEK’s policies with regard to counterparty, interest rate, currency exchange, and other exposures, SEK uses, and is a party to, different kinds of derivative instruments, mostly various interest rate-related and currency exchange-related contracts primarily to hedge risk exposure inherent in financial assets and liabilities. These contracts are carried at fair value in the statements of financial position on a contract-by-contract basis.

Note 8. S-system

SEK administers, for compensation, the Swedish State’s export credit support system (CIRR loans), and the State’s related concessionary credit program (together referred to as the “S-system”). In accordance with its assignment in the owner’s instruction to the company issued by the Swedish State, SEK manages the granting of loans in the S-system. See Note 1(d) in the Annual Report for 2015.

The remuneration from the S-system to SEK in accordance with the owner’s instruction is shown as a part of interest revenues in the statement of comprehensive income for SEK (see the line item Remuneration to SEK below). The assets and liabilities of the S-system are included in SEK’s statement of financial position. Unrealized fair value changes on derivatives related to the S-system are presented net as a claim from the State under other assets.

Statement of Comprehensive Income for the S-system

Skr mn	Oct-Dec 2016	Jul-Sep 2016	Oct-Dec 2015	Jan-Dec 2016	Jan-Dec 2015
Interest revenues	321	295	299	1,185	1,222
Interest expenses	-273	-264	-256	-1,012	-1,001
Net interest revenues	48	31	43	173	221

Interest compensation	9	3	1	121	13
Remuneration to SEK[1]	-30	-30	-28	-116	-123
Foreign exchange effects	-1	0	0	4	1
Reimbursement to (-) / from (+) the State	-26	-4	-16	-182	-112
Operating profit	0	0	0	0	0

1                      The remuneration from the S-system to SEK is shown as a part of interest revenues in the statement of comprehensive income for SEK.

Statement of Financial Position for the S-system (included in SEK’s statement of financial position)

Skr mn	December 31, 2016	December 31, 2015
Cash and cash equivalents	55	1
Loans	50,793	44,077
Derivatives[1]	321	213
Other assets	3,414	1,133
Prepaid expenses and accrued revenues	352	328
Total assets	54,935	45,752

Liabilities	50,982	44,215
Derivatives[1]	3,576	1,186
Accrued expenses and prepaid revenues	377	351
Equity	—	—
Total liabilities and equity	54,935	45,752

Commitments
Committed undisbursed loans	49,080	54,638
Binding offers	2,911	2,273

1                      Revaluation effects on derivatives are net reported as Other assets in Consolidated Statement of Financial Position. The change is mainly due to market value changes.

Results under the S-system by type of CIRR loans (Commercial Interest Reference Rate)

Skr mn	Oct-Dec 2016	Jul-Sep 2016	Oct-Dec 2015	Jan–Dec 2016	Jan–Dec 2015
Net interest revenues	62	43	55	224	271
Interest compensation	9	3	1	121	13
Remuneration to SEK	-30	-29	-28	-114	-120
Foreign exchange effects	-1	0	0	4	0
Results under the S-system by CIRR loans	40	17	28	235	164

Results under the S-system for Concessionary loans

Skr mn	Oct-Dec 2016	Jul-Sep 2016	Oct-Dec 2015	Jan–Dec 2016	Jan–Dec 2015
Net interest revenues	-14	-12	-12	-51	-50
Remuneration to SEK	0	-1	0	-2	-2
Foreign exchange effects	—	—	—	—	—
Results under the S-system by Concessionary loans	-14	-13	-12	-53	-52
Total comprehensive income in the S-system which represents net remuneration to the State (+) net remuneration to SEK (-)	26	4	16	182	112

Note 9. Pledged assets and contingent liabilities

Skr mn	December 31, 2016	December 31, 2015
Collateral provided
Cash collateral under the security agreements for derivative contracts	11,621	13,592

Contingent assets
Guarantee commitments	3,027	4,081

Commitments
Committed undisbursed loans	54,783	63,438
Binding offers	4,630	2,273

Note 10. Capital adequacy

Capital adequacy analysis

	December 31, 2016	December 31, 2015
Capital ratios excl. of buffer requirements[1]
Common Equity Tier 1 capital ratio	22.1%	21.6%
Tier 1 capital ratio	22.1%	21.6%
Total capital ratio	25.1%	24.5%
Institution-specific Common Equity Tier 1 capital requirement incl. buffers[2]	8.0%	7.7%
of which Capital conservation buffer	2.5%	2.5%
of which Countercyclical Buffer	1.0%	0.7%
of which Systemic Risk Buffer		—
Common Equity Tier 1 capital available to meet institution-specific requirement[3]	20.6%	20.1%
Total capital ratio according to Basel I floor[4]	22.8%	23.4%

1                        Capital ratios excl. of buffer requirements are the quotients of the relevant capital measure and the total risk exposure amount. The minimum requirements according to CRR, which without regard to the transitional period already have come into force in Sweden, are 4.5 percent, 6.0 percent and 8.0 percent related to Common Equity Tier 1 capital, Tier 1 capital and total Own Funds respectively.

2                        Inclusive of the minimum requirement of 4.5 percent, expressed as a percentage of total risk exposure amount.

3                        Common Equity Tier 1 capital, as a percentage of the total risk exposure amount, available to meet the institution-specific Common Equity Tier 1 capital requirement. SEK does not have any additional Tier 1 capital, hence Common Equity Tier 1 capital is required to meet the difference between the minimum requirements on Tier 1 capital and Common Equity Tier 1 capital with the result that this indicator is 1.5 percentage points less than the Common Equity Tier 1 capital ratio.

4                        The minimum requirement is 8.0 percent.

For further information on capital adequacy, risks, and CRR1, see the section “Risk and capital management” in SEK’s Annual Report for 2015.

1                        Regulation (EU) No 575/2013 of the European Parliament and of the Council of June 26, 2013 on prudential requirements for credit institutions and investment firms and amending Regulation (EU) No 648/2012.

Own funds — Adjusting items

Skr mn	December 31, 2016	December 31, 2015
Share capital	3,990	3,990
Retained earnings	12,236	11,404
Accumulated other comprehensive income and other reserves	130	247
Independently reviewed profit net of any foreseeable charge or dividend	546	830
Common Equity Tier 1 (CET1) capital before regulatory adjustments	16,902	16,471
Additional value adjustments due to prudent valuation	-444	-429
Intangible assets	-101	-109
Fair value reserves related to gains or losses on cash flow hedges	-96	-228
Gains or losses on liabilities valued at fair value resulting from changes in own credit standing	281	290
Total regulatory adjustments to Common Equity Tier 1 capital	-360	-476
Total Common Equity Tier 1 capital	16,542	15,995
Additional Tier 1 capital	—	—
Total Tier 1 capital	16,542	15,995
Tier 2-eligible subordinated debt	2,267	2,088
Credit risk adjustments[1]	12	9
Total Tier 2 capital	2,279	2,097
Total Own funds	18,821	18,092

Total Own funds according to Basel I floor	18,809	18,083

1                        Expected loss amount calculated according to the IRB-approach is a gross deduction from own funds. The gross deduction is decreased by impairment related to exposures for which expected loss is calculated. Excess amounts of such impairment will increase own funds. This increase is limited to 0.6 percent of SEK’s risk exposure amount according to the IRB-approach related to exposures to corporates and financial institutions. As of December 31, 2016, the limitation rule has not had any effect (year-end 2015: no effect).

Minimum capital requirements exclusive of buffer

	December 31, 2016			December 31, 2015
Skr mn	EAD[1]	Risk exposure amount	Minimum capital requirement	EAD[1]	Risk exposure amount	Minimum capital requirement
Credit risk standardized method
Central governments	145,531	963	77	141,235	760	61
Regional governments	19,904	—	—	13,999	—	—
Multilateral development banks	1,900	—	—	24	—	—
Corporates	1,450	1,450	116	1,441	1,441	115
Total credit risk standardized method	168,785	2,413	193	156,699	2,201	176

Credit risk IRB method
Financial institutions[2]	44,947	14,089	1,127	51,805	16,437	1,315
Corporates [3]	95,519	51,104	4,088	81,575	46,990	3,760
Securitization positions	—	—	—	756	241	19
Assets without counterparty	123	123	10	129	129	10
Total credit risk IRB method	140,589	65,316	5,225	134,265	63,797	5,104

Credit valuation adjustment risk	n.a.	2,526	202	n.a.	2,403	192
Foreign exchange risk	n.a.	999	81	n.a.	1,570	126
Commodities risk	n.a.	14	1	n.a.	19	1
Operational risk	n.a.	3,669	293	n.a.	3,969	318
Total	309,374	74,937	5,995	290,964	73,959	5,917

Adjustment according to Basel I floor	n.a.	7,572	606	n.a.	3,262	261
Total incl. Basel I floor	n.a.	82,509	6,601	n.a.	77,221	6,178

1                        Exposure at default (EAD) shows the size of the outstanding exposure at default.

2                        Of which counterparty risk in derivatives: EAD Skr 4,515 million (year-end 2015: Skr 4,138 million), Risk exposure amount of Skr 1,784 million (year-end 2015: Skr 1,656 million) and Capital requirement of Skr 143 million (year-end 2015: Skr 132 million).

3                        Of which related to specialized lending: EAD Skr 2,853 million (year-end 2015: Skr 4,085 million), Risk exposure amount of Skr 1,942 million (year-end 2015: Skr 2,806 million) and Capital requirement of Skr 155 million (year-end 2015: Skr 224 million).

Credit risk

For risk classification and quantification of credit risk, SEK uses an internal ratings-based (IRB) approach. Specifically, SEK applies the Foundation Approach. Under the Foundation Approach, the company determines the probability of default within one year (PD) of each of its counterparties, while the remaining parameters are established in accordance with CRR. The Swedish Financial Supervisory Authority has approved SEK’s IRB approach. Certain exposures are, by permission from the Swedish Financial Supervisory Authority, exempted from application of the IRB approach, and, instead, the standardized approach is applied. SEK has permanent exemptions for exposures to Swedish central and regional governments, as well as permanent exemptions for some non-material exposures. Also, SEK has received time-limited exemptions until March 30, 2017 for its exposures to central and regional governments outside Sweden and to multilateral development banks. SEK has applied to the Swedish Financial Supervisory Authority for approval of an IRB approach for exposures to central and regional governments and to multilateral development banks. Minimum capital requirements for these exposures will increase when an IRB approach is applied. Counterparty risk exposure amounts in derivatives are calculated in accordance with the mark-to-market method.

Credit valuation adjustment risk

Credit valuation adjustment risk shall be calculated for all over-the-counter derivative contracts, except for credit derivatives used as credit protection and transactions with a qualifying central counterparty. SEK calculates this capital requirement according to the standardized method.

Foreign exchange risk

Foreign exchange risk is calculated according to the standardized approach, whereas the scenario approach is used for calculating the gamma and volatility risks.

Commodities risk

Capital requirements for commodity risk are calculated in accordance with the simplified approach under the standardized approach. The scenario approach is used for calculating the gamma and volatility risks.

Operational risk

Capital requirement for operational risk is calculated according to the standardized approach. The company’s operations are divided into business areas as defined in the CRR. The capital requirement for each area is calculated by multiplying a factor depending on the business area by an income indicator. The factors applicable for SEK are 15 percent and 18 percent.

The income indicators consist of the average operating income for the past three financial years for each business area.

Transitional rules

CRR states that the previously applicable transition rules, i.e. the Basel I floor, will continue to apply until 2017. According to the transitional rules, the capital requirement should be calculated in parallel on the basis of the Basel I rules. To the extent that the Basel I-based capital requirement, reduced to 80 percent, exceeds the capital requirement based on CRR, the capital requirement under the above mentioned Basel I-based rules should constitute the minimum capital requirement.

Capital buffer requirements

SEK expects to meet capital buffer requirements with Common Equity Tier 1 capital. The mandatory capital conservation buffer is 2.5 percent. The countercyclical buffer rate that will be applied to exposures located in Sweden was increased from 1.0 percent to 1.5 percent as of June 27, 2016. The Swedish countercyclical buffer rate will further increase to 2.0 percent as of March 19, 2017. As of December 31, 2016, the capital requirement related to relevant exposures in Sweden is 69 percent (year-end 2015: 65 percent) of the total relevant capital requirement regardless of location; this fraction is also the weight applied on the Swedish buffer rate when calculating SEK’s countercyclical capital buffer. Buffer rates activated in other countries may have effects on SEK, but as most capital requirements from relevant credit exposures are related to Sweden, the potential effect is limited. As of December 31, 2016, the contribution to SEK’s countercyclical buffer from buffer rates in other countries was 0.01 percentage points (year-end 2015: 0.01 percentage points). SEK has not been classified as a systemically important institution by any financial regulatory authority. The capital buffer requirements for systemically important institutions that came into force January 1, 2016, will hence not apply to SEK.

Leverage Ratio

Skr mn	December 31, 2016	December 31, 2015
Exposure measure for the leverage ratio
On-balance sheet exposures	278,324	256,889
Off-balance sheet exposures	35,626	39,161
Total exposure measure	313,950	296,050
Leverage ratio	5.3%	5.4%

The leverage ratio is defined by CRR as the quotient of the Tier 1 capital and an exposure measure. Currently there is no minimum requirement for the leverage ratio.

Internally assessed economic capital excl. buffer

Skr mn	December 31, 2016	December 31, 2015
Credit risk	7,481	7,944
Operational risk	182	318
Market risk	1,597	1,447
Other risks	258	238
Total	9,518	9,947

SEK regularly conducts an internal capital adequacy assessment process, during which the company determines how much capital is needed in order to cover its risks. The result of SEK’s assessment of capital adequacy is presented above. For more information regarding the internal capital adequacy assessment process and its methods, please see the Risk and Capital management section of SEK’s Annual Report for 2015.

Note 11. Exposures

Net exposures are reported after taking into consideration effects of guarantees and credit default swaps. Amounts are calculated in accordance with capital adequacy calculations, but before the application of credit conversion factors.

Total net exposures

Skr bn	Credits & interest-bearing securitites				Undisbursed credits, derivatives, etc				Total
Classified by type of	December 31, 2016		December 31, 2015		December 31, 2016		December 31, 2015		December 31, 2016		December 31, 2015
counterparty	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Central governments	117.3	42.9	109.9	43.6	56.4	84.1	62.7	84.6	173.7	51.0	172.6	52.9
Regional governments	19.9	7.3	14.0	5.6	—	—	—	—	19.9	5.8	14.0	4.3
Multilateral development banks	1.9	0.7	0.0	0.0	—	—	—	—	1.9	0.6	0.0	0.0
Financial institutions	39.8	14.5	47.0	18.5	5.4	8.0	5.0	7.0	45.2	13.2	52.0	16.0
Corporates	94.7	34.6	80.6	32.0	5.3	7.9	6.2	8.4	100.0	29.4	86.8	26.6
Securitization positions	—	—	0.8	0.3	—	—	—	—	—	—	0.8	0.2
Total	273.6	100.0	252.3	100.0	67.1	100.0	73.9	100.0	340.7	100.0	326.2	100.0

Net exposure by region and exposure class, as of December 31, 2016

Skr bn	Middle East/ Africa-	Asia excl. Japan	Japan	North America	Oceania	Latin America	Sweden	West European countries excl. Sweden	Central- and East European countries	Total
Central governments	—	3.6	2.8	3.8	—	0.9	140.7	18.6	3.3	173.7
Regional governments	—	—	—	—	—	—	18.0	1.9	—	19.9
Multilateral development banks	—	—	—	—	—	—	—	1.9	—	1.9
Financial institutions		1.1	1.4	9.2	0.6	1.3	7.2	24.1	0.3	45.2
Corporates	3.9	1.8	1.4	2.4	—	3.2	68.7	18.4	0.2	100.0
Securitization positions	—	—	—	—	—	—	—	—	—	—
Total	3.9	6.5	5.6	15.4	0.6	5.4	234.6	64.9	3.8	340.7

Net exposure by region and exposure class, as of December 31, 2015

Skr bn	Middle East/ Africa	Asia excl. Japan	Japan	North America	Oceania	Latin America	Sweden	West European countries excl. Sweden	Central- and East European countries	Total
Central governments	—	4.9	—	5.9	—	0.8	137.6	20.3	3.1	172.6
Regional governments	—	—	—	—	—	—	12.7	1.3	—	14.0
Multilateral development banks	—	—	—	—	—	—	—	0.0	—	0.0
Financial institutions	2.5	4.6	0.5	3.9	2.2	2.1	8.6	27.2	0.4	52.0
Corporates	1.1	1.4	0.5	5.5	—	1.8	60.0	16.3	0.2	86.8
Securitization positions	—	—	—	—	—	—	—	0.8	—	0.8
Total	3.6	10.9	1.0	15.3	2.2	4.7	218.9	65.9	3.7	326.2

Net exposure European countries, excluding Sweden

Skr bn	December 31, 2016	December 31, 2015
France	14.0	15.3
United Kingdom	8.5	9.2
Denmark	8.4	6.6
Finland	7.8	8.2
Germany	6.9	7.5
Norway	5.9	4.3
Luxembourg	4.8	2.2
Poland	3.3	3.1
The Netherlands	2.8	7.0
Spain	2.1	0.5
Switzerland	1.6	2.0
Belgium	0.6	0.4
Austria	0.6	0.5
Ireland	0.4	1.1
Iceland	0.3	0.8
Latvia	0.3	0.3
Portugal	0.1	0.2
Estonia	0.1	0.1
Italy	0.0	0.0
Greece	—	—
Other countries	0.2	0.3
Total	68.7	69.6

Note 12. Transactions with related parties

Transactions with related parties are described in Note 27 in SEK’s Annual Report for 2015. No material changes have taken place in relation to transactions with related parties compared to the descriptions in the Annual Report for 2015, except that SEK made a liquidity investment in interest-bearing securities issued by the Riksbank during the fourth quarter of 2016. For information regarding the S-system, see Note 8.

Note 13. Events after the reporting period

No events with significant impact on the information in this report have occurred after the end of the reporting period.

This Year-end report has not been subject to review by the Company´s auditors.

The Board of Directors and the Chief Executive Officer confirm that this Year-end report provides a fair overview of the Parent Company’s and the Consolidated Group’s operations and their respective financial position and results, and describes material risks and uncertainties facing the Parent Company and other companies in the Consolidated Group.

Stockholm, February 7, 2017

AB SVENSK EXPORTKREDIT

SWEDISH EXPORT CREDIT CORPORATION

Lars Linder-Aronson	Cecilia Ardström	Jan Belfrage
Chairman of the Board	Director of the Board	Director of the Board

Susanne Lithander	Lotta Mellström	Ulla Nilsson
Director of the Board	Director of the Board	Director of the Board

Teppo Tauriainen		Magnus Uggla
Director of the Board		Director of the Board

Catrin Fransson

Chief Executive Officer

Annual General Meeting

The Annual General Meeting will be held on March 22, 2017.

Annual Report

The Company´s Annual Report is expected to be available at SEK´s web-site www.sek.se beginning February 22, 2017.

SEK has established the following expected dates for the publication of financial information and other related matters:

April 25, 2017	Interim Report for the period January 1, 2017 — March 31, 2017
July 17, 2017	Interim Report for the period January 1, 2017 — June 30, 2017
October 24, 2017	Interim Report for the period January 1, 2017 — September 30, 2017

The report contains information that SEK will disclose pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication on February 7, 2017 15:00 (CET).

Additional information about SEK, including investor presentations and the Annual Report for the financial year 2015, is available at www.sek.se. Information available on or accessible through SEK’s website is not incorporated herein by reference.

Definitions

* After-tax return on equity

Net profit, expressed as a percentage per annum of the current year’s average equity (calculated using the opening and closing balances for the report period).

Basic and diluted earnings per share (Skr)

Net profit divided by the average number of shares, which amounted to 3,990,000 for each period.

* New lending

New lending includes all new committed loans, irrespective of tenor. Not all new lending is reported in the Consolidated Statement of Financial Position and the Consolidated Statement of Cash Flows since certain portions comprise committed undisbursed loans (see Note 9). The amounts reported for committed undisbursed loans may change when presented in the Consolidated Statement of Financial Position due to changes in exchange rates, for example.

* CIRR loans as percentage of new lending

The system for officially supported export credits.

Large companies

Companies with an annual turnover of more than Skr 5 billion.

Medium-sized companies

Companies with an annual turnover between Skr 500 million and Skr 5 billion, inclusive.

Swedish exporters

SEK’s clients that direct or indirect promotes swedish export.

* Loans, outstanding and undisbursed

Lending pertains to all credit facilities provided in the form of interest-bearing securities, and credit facilities granted by traditional documentation. SEK considers these amounts to be useful measurements of SEK’s lending volumes. Accordingly, comments on lending volumes in this report pertain to amounts based on this definition (see the Statement of Financial Position and Note 9).

* New long-term borrowing

New borrowings with maturities exceeding one year, for which the amounts are based on the trade date. In the Consolidated Statement of Cash Flows, amounts are shown based on settlement dates. Differences can occur between these amounts, since trade dates and settlement dates can differ and occur in different reporting periods.

* Outstanding senior debt

The total of borrowing from credit institutions, borrowing from the public and senior securities issued.

* Interest-bearing assets

The total of cash and cash equivalents, treasuries/government bonds, other interest-bearing securities except loans, loans in the form of interest-bearing securities, loans to credit institutions and loans to the public. Calculated using the opening and closing balances for the report period.

* Interest-bearing liabilities

The total of outstanding senior debt and subordinated securities issued. Calculated using the opening and closing balances for the report period.

Common Equity Tier 1 capital ratio

The capital ratio is the quotient of total common equity tier 1 capital and the total risk exposure amount.

Tier 1 capital ratio

The capital ratio is the quotient of total tier 1 capital and the total risk exposure amount.

Total capital ratio

The capital ratio is the quotient of total own funds and the total risk exposure amount.

Leverage ratio

Tier 1 capital expressed as a percentage of the exposure measured under CRR (refer to Note 10)

Liquidity coverage ratio (LCR)

The liquidity coverage ratio (LCR) — is a liquidity metric that shows SEK’s highly liquid assets in relation to the company’s net cash outflows for the next 30 calendar days. An LCR of 100 percent means that the company’s liquidity reserve is of sufficient size to enable the company to manage stressed liquidity outflows over a period of 30 days. Unlike the Swedish FSA’s rules, the EU rules take into account the outflows that correspond to the need to pledge collateral for derivatives that would arise as a result of the effects of a negative market scenario.

Net stable funding ratio (NSFR)

This ratio measures stable funding in relation to the company’s illiquid assets over a one-year, stressed scenario in accordance with Basel III.

Alternative performance measures

Alternative performance measures (APMs) are key performance indicators that are not defined under IFRS or in the Capital Requirements Directive IV (CRD IV) or in regulation (EU) No. 575/2013 on prudential requirements for credit institutions and investment firms (CRR). SEK has chosen to present these, either because they are in common use within the industry or because they accord with SEK’s assignment from the Swedish government. The APMs are used internally to monitor and manage operations, and are not considered to be directly comparable with similar key performance indicators presented by other companies. Some of the key performance indicators defined above are alternative performance measures, see *.

Unless otherwise stated, amounts in this report are in millions (mn) of Swedish kronor (Skr), abbreviated “Skr mn” and relate to the group consisting of The Parent Company and its consolidated subsidiaries (together, the “Group” or the “Consolidated Group”). AB Svensk Exportkredit (SEK), is a Swedish corporation with the identity number 556084-0315, and with its registered office in Stockholm, Sweden, SEK is a public limited liability company as defined in the Swedish Companies Act. In some instances, under Swedish law, a public company is obliged to add “(publ.)” to its company name.

About SEK

Mission	Our mission is to ensure access to financial solutions for the Swedish export industry on commercial and sustainable terms. The mission includes administration of the officially supported CIRR system.

Vision	SEK’s vision is to strengthen the competitiveness of Swedish exporters and, thereby help to create employment and sustainable growth in Sweden.

Our clients

SEK’s offering is aimed at Swedish exporters and their customers and, currently, our clients are mainly represented among the 100 largest Swedish exporters with sales exceeding Skr 4 billion. Starting in 2015, we have also expanded our offering to reach medium-sized exporters with sales of more than Skr 500 million.

Our partnerships	We have close partnerships with other export promotion agencies in Sweden such as: EKN, Business Sweden, Almi and Swedfund. We also work together with numerous Swedish and international banks.

Employees	SEK has about 260 employees and its head office is located in Stockholm, Sweden. SEK also has a representative office in Gothenburg.

Core values	SEK is governed by our core values: solution orientation, collaboration and professionalism.

SEK’s history

SEK has helped the Swedish export industry with financing solutions for more than a half century. The Swedish government and the largest banks founded SEK in 1962, and the government became the sole owner in 2003